UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. __)*

AWARE, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

05453N100

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05453N100			13G	Page 1 of 5 Pages
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael A. Tzannes
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 1,772,387

		6.	Shared Voting Power 20,000 (1)

		7.	Sole Dispositive Power 1,772,387

		8.	Shared Dispositive Power 20,000 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,792,387

10.	Check if the Aggregate Amount in Row (9) Excludes ☐ Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 8.2%

12.	Type of Reporting Person (See Instructions) IN

(1)

Shares held by the Kelly & Michael Tzannes Foundation (the “Foundation”). The Reporting Person and his spouse are trustees of the Foundation.  The filing of this report shall not be construed as an admission that the Reporting Person is the beneficial owner of the shares of Common Stock held by the Foundation.

CUSIP No. 05453N100	Page 2 of 5

Item 1.

(a)           Name of Issuer: Aware, Inc. (the “Issuer”).

(b)	Address of the Issuer’s Principal Executive Offices: 40 Middlesex Turnpike, Bedford, MA 01730.

Item 2.

(a)           Name of Person Filing: Micheal A. Tzannes (the “Reporting Person)

(b)	Address of Principal Business Office: The principal business office of the Reporting Person is c/o Aware, Inc., 40 Middlesex Turnpike, Bedford, MA 01730.

(c)           Citizenship:  The Reporting Person is a United States citizen.

(d)	Title of Class of Securities: Common Stock, $0.01 par value (“Common Stock”) of the Issuer.

(e)           CUSIP Number: 05453N100

Item 3.               If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S. C. 78o);

(b)	☐Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐Group, in accordance with §240.13d-1(b)(1)(ii)(K).

  If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:_____________________________.

CUSIP No. 05453N100	Page 3 of 5

Item 4.                 Ownership:

The percentage of shares of Common Stock beneficially owned by the Reporting Person is based on a total of 20,582,906 shares of Common Stock outstanding as of October 21, 2011, as reported on the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2011, which was filed by the Issuer with the SEC on October 27, 2011.  The number of shares of Common Stock beneficially owned by the Reporting Person is calculated as of February 13, 2012.

The shares of Common Stock reported as beneficially owned by the Reporting Person include: (a) 565,847 shares of Common Stock that were issued and outstanding as of February 13, 2012; (b) 32,000 shares of Common Stock underlying a Stock Appreciation Right with a conversion price of $2.52 per share that may become exercisable within 60 days of February 13, 2012; and (c) 1,194,540 shares of Common Stock underlying stock options with a weighted average purchase price of $5.17 per share that are exercisable as of, or will become exercisable within 60 days of, February 13, 2012.  Twenty thousand of the issued and outstanding shares of Common Stock reported as beneficially owned by the Reporting Person are held by the Foundation. The Reporting Person and his spouse are trustees of the Foundation.  The filing of this report shall not be construed as an admission that the Reporting Person is the beneficial owner of the shares of Common Stock held by the Foundation.

(a)	Amount beneficially owned:
1,792,387 shares

(b)	Percent of class:
8.2%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,772,387

(ii) Shared power to vote or to direct the vote: 20,000

(iii) Sole power to dispose or to direct the disposition of: 1,772,387

(iv) Shared power to dispose or to direct the disposition of: 20,000

Item 5.                 Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.                 Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

CUSIP No. 05453N100	Page 4 of 5

Item 7.                 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.                 Identification and Classification of Members of the Group:

Not applicable.

Item 9.                 Notice of Dissolution of Group:

Not applicable.

Item 10.               Certification:

Not applicable.

CUSIP No. 05453N100	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012

/s/ Michael A. Tzannes
Michael A. Tzannes